# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sera Prognostics, Inc., CIK 0001534969
CUSIP: 81749D107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2749 East Parleys Way, Suite 200, Salt Lake City, Utah (UT), 84109
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001607278

## Reporting persons
- Whetstone Capital Advisors, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Kansas (KS); sole voting power 0; shared voting power 3,632,371; sole dispositive power 0; shared dispositive power 3,632,371; aggregate amount beneficially owned 3,632,371 (9.9% of the class)
- David Atterbury: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,632,371; sole dispositive power 0; shared dispositive power 3,632,371; aggregate amount beneficially owned 3,632,371 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Sera Prognostics, Inc.
Address of issuer's principal executive offices: 2749 East Parleys Way, Suite 200, Salt Lake City, Utah 84109

## Item 2. Person Filing
Name of person filing: Whetstone Capital Advisors, LLC ("WCA") and Mr. David Atterbury (collectively the "Reporting Persons").
Address of principal business office or, if none, residence: 2001 Shawnee Mission Parkway, Shawnee Mission, Kansas 66205
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3, 632, 371
Percent of class: 9.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3, 632, 371
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3, 632, 371

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Whetstone Capital Advisors, LLC: /s/ David Atterbury, Manager (09/05/2025)
- David Atterbury: /s/ David Atterbury, CCO/President (09/05/2025)